UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited — Shareholders Approve Atlas Copco Acquisition

Crawley, West Sussex, United Kingdom, October 4, 2013 — Edwards Group Limited (NASDAQ:EVAC) (“Edwards” or the “Company”), a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services, announces that an Extraordinary General Meeting (“EGM”) of its shareholders convened today has approved by the requisite majority, the proposed merger with Atlas Copco Group (NASDAQ OMX Stockholm: ATCO A, ATCO B), the Sweden-based provider of industrial productivity solutions, pursuant to a definitive merger agreement entered into on August 19, 2013.

Under the terms of the merger agreement, a subsidiary of Atlas Copco will acquire Edwards for a per-share consideration of up to $10.50, which includes a fixed cash payment of $9.25 at closing and an additional payment of up to $1.25 per share post-closing, depending on Edwards’s achievement of 2013 revenue within the range of £587.5 million to £650 million and achievement of a related Adjusted EBITDA target within the range of £113.9 million to £145 million.  The transaction is expected to close in the first quarter of 2014.

Approximately 95% of the outstanding ordinary shares (including ordinary shares underlying outstanding American Depositary Shares) were voted at the EGM, with approximately 98% of such voted shares voting in favour of the merger.

Additionally, Edwards announced that David Smith, Chief Financial Officer, will with the agreement of the Board, leave the Company with effect from December 31, 2013 in order to take up a new opportunity at the start of 2014.

Contacts

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844

investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

Forward-Looking Statements

This document may include forward-looking statements such as statements regarding the Company’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, the Company does not have any intention or obligation to publicly update or revise any forward-looking statements after the Company distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in the Company’s SEC filings. Copies of the Company’s SEC filings are available from the SEC website, www.sec.gov.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services. These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

EVAC-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 4, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	GENERAL COUNSEL